Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

December 2, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn:	Mr. Duc Dang
Mr. Jerard Gibson

Re:	BREF HR, LLC
Registration Statement on Form 10-12(g)
Filed October 24, 2011
File No. 000-54532

Dear Mr. Dang:

On behalf of our client, BREF HR, LLC (the “Company”), we are transmitting herewith, via the EDGAR system for filing with the Securities and Exchange Commission, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-54532).

Set forth below in bold are each of the comments in the Staff’s letter of November 21, 2011. Immediately following each of the comments of staff of the Securities and Exchange Commission (“Staff”) is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made to the Registration Statement in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. Please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

The Company acknowledges Staff’s comment and confirms that it will incorporate all revisions, in response to Staff’s comments, in both the Amendment and its periodic reports required under the Exchange Act.

2.	Please update your financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The Company has updated the financial statements and related disclosures in the Amendment in accordance with the requirements of Rule 3-12 of Regulation S-X.

The Assignment, page 2

3.	Please revise this subsection to confirm that you have discussed all the material terms of the Settlement Agreement or revise to provide such disclosure.

The Company has revised the disclosure on page 3 of the Amendment to confirm that the description of the Settlement Agreement in this subsection describes all the material terms of the Settlement Agreement to the Company.

4.	Please discuss Morgans Group LLC’s ongoing relationship to your business, if any.

Morgans Group LLC is a third-party entity unaffiliated with the Company and Brookfield. Morgans and its affiliates, including Morgans Group LLC, do not have any ongoing relationship to the Company.

Corporate Structure, page 3

5.	Please describe how your corporate structure will change once you are able to own and operate the gaming facility directly and clarify if there will be any changes in the fees you pay to manage your gaming facility. Also, please include footnote disclosure to briefly discuss the role of each entity identified in this chart.

If the Company is granted the approvals and licenses necessary to acquire and own the equity securities of LVHR, the Company will cause the merger of HRHH Gaming with and into LVHR and change the name of LVHR to “HRHH Gaming, LLC” (the “LVHR Merger”). Other than in respect of the LVHR Merger, there will be no change in the Company’s corporate structure once it has received the regulatory approvals to own and operate the gaming facilities at the Hard Rock Hotel & Casino Las Vegas directly.

Once the Company assumes operation of the gaming facilities, LVHR will continue to pay periodic fees and taxes related to the gaming operations as required by the Nevada Gaming Authorities, which are currently paid by LVHR. The Company and LVHR, respectively, will continue to pay fees to WG-Harmon in respect of the Management Agreement, Resort Management Agreement and Liquor Management Agreement.

The Company has revised the footnote disclosure on page 5 to briefly discuss the role of each entity identified in the structure chart.

Regulatory Matters Related to The Assignment, page 3

6.	Please revise to discuss in more detail the terms of the temporary waivers of the gaming regulations and licensing requirements granted to the company. Please also revise the disclosure here or elsewhere to update the status of your progress in meeting all requirements needed before you can assume operations of the Hard Rock gaming activities.

The Company has revised the disclosure on page 3 to discuss in more detail the terms of the temporary waivers of the gaming regulations and licensing requirements granted to the Company. The disclosures have also been revised in the Form 10 to update the status of the Company’s progress in meeting all requirements needed before the Company can assume operations of the Hard Rock gaming activities.

The Hard Rock Hotel & Casino Las Vegas

The Hotel, page 8

7.	Please revise to provide historical trend information regarding revenues per room available or advise.

The Company has revised the disclosure on page 8 to reflect historical trend information regarding revenues per room available by adding this metric as a line item to the table on that page.

Trademarks, page 11

8.	Please revise to briefly discuss the material aspects of the litigation disclosed on page 26 and discuss the harm associated with an unfavorable result.

The Company has revised the disclosure on page 11 to describe the material aspects of the litigation (as disclosed on page 26 of the Registration Statement) and to discuss the harm associated with an unfavorable result.

Casino Management Agreement, page 19

9.	Please clarify whether the company must reimburse LVHR for the base fee payment to WG-Harmon.

The Company is not obligated to reimburse LVHR for the base management fee paid to WG-Harmon. The Company has revised the disclosure on page 19 to clarify this fact.

Resort Management Agreement, page 19

10.	Please revise to discuss the “certain conditions” that would trigger an increase in the base management fee and the adjusted EBITDA terms associated with the incentive management fee.

The Company has revised the disclosure on page 20 to disclose the conditions that could trigger an increase in the fee payable to WG-Harmon pursuant to the Resort Management Agreement.

Unaudited Pro Forma Financial Data, page 33

Unaudited Pro Forma Statement of Operations, page 34

11.	Please revise to explain further how you calculated the management fee adjustment. Explain the terms of the incentive fee and your basis for the adjustment including how it complies with Article 11 of Regulation S-X.

The Company has revised the disclosure on page 20 to explain how the incentive management fee adjustment was calculated for the purposes of the pro forma financial statements. This disclosure is in compliance with the terms of

Article 11 of Regulation S-X because of the termination of the prior management agreement previously entered into between HRH Holdings and Morgans Hotel Group in connection with the Assignment.

12.	Please tell us why you believe it is appropriate to adjust the pro forma results to eliminate the impairment of land adjacent to the operating property within adjustment (4). Tell us how this adjustment complies with the requirements of Article 11 of Regulation S-X and provide your basis for such elimination.

The impairment related to the 11-acre parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas, which land was not used in the day-to-day operations of the Hard Rock Hotel & Casino Las Vegas. This parcel was held by HRHH Development Transferee, LLC, which was not one of the entities acquired by the Company pursuant to the Assignment, and conveyed back to a third-party lender in satisfaction of the debt outstanding to such outstanding to such lender. This parcel of land was not part of the assets conveyed to the Company pursuant to the Assignment, and therefore was eliminated within adjustment (4). This disclosure is in compliance with the terms of Article 11 of Regulation S-X because of the foregoing facts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

13.	On page 53, you indicate that the cash flows of HRH Holdings were not sufficient to service your debt. Please discuss any material changes or improvements you plan on implementing to be able to service your debt going forward or if you are relying on improved economic conditions. Also, please discuss the specific impact, if any, current trends and recent events have had on your financial condition and results of operations.

The statement concerning HRH Holdings’ cash flows not being sufficient to service its debt relates to the year ended December 31, 2010. The Company has revised the disclosure on page 53 to describe that Company expects that as a result of the restructuring of the debt arrangements relating to the Hard Rock Hotel & Casino Las Vegas pursuant to the Amended Facility and an improvement in the Las Vegas economy, that the operating cash flows of the Company will be sufficient to fully cover debt service under the Amended Facility for the year ended December 31, 2011.

Results of Operations, page 39

Casino Revenues, page 42

14.	Please tell us how the prohibition from receiving gaming revenues and the lease arrangement with LVHR impacts the operating results disclosed in this subsection.

As described in the Registration Statement, the Company is prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas until it has obtained the necessary gaming approvals. However the unaudited consolidated financial statements of the Company and its subsidiaries include LVHR in accordance with ASC 810-10, as described in the Amendment. Accordingly, the regulatory prohibition has no impact on the operating results of the Company disclosed in this subsection.

Liquidity and Capital Resources

Potential Sources of Liquidity, page 53

15.	Please revise to disclose the capacity remaining on the Amended Facility and clarify how the Second Mortgage is a source of liquidity.

The Company has revised the disclosure on page 53 to indicate that no additional amounts may be drawn on the Amended Facility or the Second Mortgage. This disclosure also clarifies that the funds drawn on the Second Mortgage are maintained in a working capital restricted account.

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

16.	Please tell us how you determined the fair value of the Hard Rock licensing intangible asset as of the assignment date of March 1, 2011, and how, if at all, the current litigation in which you are a defendant against Hard Rock Cafe International (USA), Inc. impacted such valuation. Expand your disclosure to discuss the valuation method/s used and the significant assumptions that you relied upon.

The valuation of the Hard Rock trade name licensing intangible was conducted using certain variations of the income approach. This asset has three components with differing risk characteristics: (i) the use of the licensed Hard Rock brand on the Hard Rock Hotel & Casino Las Vegas; (ii) its current sub-licensed use by the Isleta and CNE casinos; and (iii) the potential additional sub-licenses anticipated in California and elsewhere.

For the latter two components, a direct application of the income approach was employed (i.e., the present value of the projected future royalty streams, discounted at rates of 13% and 17%). For the first component, we imputed an estimated arm’s length royalty rate that would be paid for use if its current license was not royalty free. This estimated royalty rate was 2% and was selected based on our observations of brand licensing fees in the hospitality industry as well as the actual agreed Isleta and CNE contractual royalty fee structures. The hypothetical royalties saved by the Company are estimated multiplying the estimated rate by projected revenues over a five-year explicit forecast horizon and a 3% growth assumption into perpetuity. The resultant annual royalty savings are discounted to present value at a 13% discount rate.

The Hard Rock IP Action was filed in late September 2010 and amended in late November 2010. Our valuation of the licensing intangible was conducted during the first quarter of 2011 based on facts and circumstances reasonably known as of the March 1, 2011. Our belief was in the first quarter of 2011, as it remains today, that this litigation would not have a material adverse effect on the value of the Hard Rock trade name or on our overall financial position.

The Company has revised the disclosure on page 58 to describe this valuation method and the significant assumptions relied upon.

17.	Please expand your disclosure to discuss the valuation method/s used to determine the fair values of each type of long-lived asset, other than the licensing intangible asset discussed above, and the long term debt as of the assignment date of March 1, 2011. If multiple valuation methods were used, disclose the weighting of each method. Also, disclose any significant assumptions that you relied upon.

The Company has revised the disclosure on page 58 to further describe the valuation methods used to determine the fair values of fixed assets, intangible assets and long-term debt of the Company.

Audited Consolidated Annual Financial Statements of HRH Holdings, page F-2

Notes to Consolidated Financial Statements, page F-7

2. Accounts Receivable, page F-15

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

18.	Please tell us and disclose how you determined the consideration transferred and the amount allocated to member’s equity.

To estimate the fair value of consideration transferred, we first estimated the Company’s total business enterprise value, being the sum of the fair values of debt and equity capital (the “BEV”). Total enterprise value reflects the fair value of the existing core operations of the Company, excess land near Hard Rock Hotel & Casino Las Vegas, Isleta and CNE casino royalty income, anticipated future net cash flow streams from new venue initiatives of the Company and other anticipated third party licensing opportunities. The BEV of existing core operations of the Company was determined based on a combination of the market approach (25% weight) and income approach (75% weight) while the excess land was valued solely under the market approach and the new initiatives were valued using the income approach.

In constructing an income approach model for the core operations of the Company, we developed a “most likely” case projection of future revenues, expenses, depreciation, and capital expenditures for the years 2011 through 2016. The terminal (or residual) year value calculation using the Gordon Dividend Growth Model was made to capture business value beyond the forecast horizon. Other key inputs include a discount rate range of 12.75% to 13.25% and long term growth ranging from 2.75% to 3.25%. Discount rates were chosen to reflect the estimated weighted average cost of capital derived for the Company based in part on certain financial metrics observed for a group of publicly traded guideline companies.

The market approach utilized the observed BEV-to-EBTIDA multiples of a group of publicly traded guideline companies operating in the gaming sector. Multiples were computed and applied to both trailing historical and forward looking EBTIDA parameters. Upward adjustments were made to the observed multiples to reflect the Company’s pass-through tax status and a premise of control. Higher weight was accorded the income approach due to the expectation that several years may transpire before the financial performance of the Company grows to a stabilized level.

The Company’s total BEV at March 1, 2011 less the fair value of the long term debt was used to determine the fair value of equity consideration rendered.

The Company has disclosed the detail of the equity consideration in the Assignment footnote on page F-69 to describe the consideration transferred and the amount allocated to member’s equity.

5. Intangible Assets, page F-77

19.	Please tell us how you determined that the useful life of customer relationships is 10 years, and why you believe straight-line amortization approximates the usage of such intangible asset.

We analyzed detailed rated Player sign-up and attrition data compiled at the Hard Rock Hotel & Casino Las Vegas since 1995. When incorporating Player spending and comp expenses by vintage group, certain clear trends are observable; namely that while attrition rates are very high in the first years after sign-up, they decline over time and the spending (net of complimentaries) of those Players that remain tends to increase. The average tenure of the typical Player at March 1, 2011 was in the range of five to seven years, a band at which revenue-weighted attrition is fairly stable in the range of 10% to 20% annually. These statistics allowed us to impute a relatively stable level pattern of economic consumption for this asset and estimate a 10-year average remaining life.

As a result of this pattern of usage, we have determined that an accelerated amortization method is appropriate. Accordingly, the Company has revised amortization expense for the months ended September 30, 2011, and the disclosure on page F-77 to reflect this method of amortization.

9. Commitments and Contingencies, page F-81

20.	Please tell us how your disclosure regarding your legal and regulatory proceedings complies with ASC 450. Specifically tell us what consideration you gave to disclosing a reasonably possible range of loss.

In accordance with ASC 450, the Company accrues for litigation and regulatory matters when those matters proceed to a stage where they represent loss contingencies that are both probable and reasonably estimable. If the loss contingency in question is not both probable and reasonably estimable, the Company does not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable.

As to the matters for which a loss contingency may, in the future, be reasonably possible, but is not probable, and for which the Company is currently unable to estimate possible loss or range of loss, we will in future filings indicate in the descriptions of each matter that we are unable to estimate the amount of the loss or to determine whether the loss could have a material effect on our financial condition, results of operations or liquidity at such time, and as applicable.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Tom Caldwell at (212) 310-8688.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch